Exhibit 12

UNIVERSAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended June 30,
(in thousands, except for ratios)	2014	2013

Earnings (Loss)
Pretax income (loss) before equity in pretax earnings of unconsolidated affiliates	$(12,114)	$81,423
Fixed charges (net of interest capitalized)	4,757	6,043
Distribution of earnings from unconsolidated affiliates	—	—
Total Earnings (Loss)	$(7,357)	$87,466

Fixed Charges and Preference Dividends
Interest expense	$4,020	$5,306
Interest capitalized	—	—
Amortization of premiums, discounts, and debt issuance costs	326	332
Interest component of rent expense	411	405
Total Fixed Charges	4,757	6,043
Dividends on convertible perpetual preferred stock (pretax)	5,711	5,711
Total Fixed Charges and Preference Dividends	$10,468	$11,754

Ratio of Earnings to Fixed Charges (1)	—	14.47

Ratio of Earnings to Combined Fixed Charges and Preference Dividends (1)	—	7.44

(1) For the three months ended June 30, 2014, the Company reported a loss for purposes of the above ratio calculations. As a result, earnings were not sufficient to cover fixed charges or preference dividends. The deficiency in earnings to fully cover fixed charges (i.e., ratio of 1.00) was $12,114, and the deficiency to fully cover fixed charges and preference dividends was $17,825.